October 28, 2010

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549-7010

Re:	Altra Holdings, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended July 3, 2010
Form 10-Q for the quarter ended April 3, 2010
Definitive Proxy Statement on Schedule 14A filed April 1, 2010
File No. 001-33209

Dear Mrs. Long:

This Letter responds to the comments in your letter dated October 4, 2010, to Altra Holdings, Inc. (“we” or the “Company”). We have repeated both of your comments below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.

Form 10-K for the year ended December 31, 2009

Disclosure Controls and Procedures, page 93

1.	Comment: We note your statement that your disclosure controls and procedures are effective at the “reasonable assurance level.” We also note similar disclosure in your Forms 10-Q for the quarters ended April 3, 2010 and July 3, 2010. In future Form 10-K and Form 10-Q filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response: We will revise our disclosure controls and procedures language in future filings to address that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at a reasonable assurance level. Revised language that will replace our existing disclosure controls and procedures language in future filings is as follows:

“As of [insert applicable date], or the Evaluation Date, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended or the Exchange Act. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act, such as this Form 10-Q, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosures. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective at a reasonable assurance level.”

Definitive Proxy Statement on Schedule 14A filed April 1, 2010

Compensation Policies and Practices Regarding Risk Taking, page 8

2.	Comment: The disclosure in this section appears to be based on Item 402(s) of Regulation S-K. In particular, we note the statement in the first paragraph regarding the compensation committee’s belief that your compensation program does not encourage excessive risk taking. However, this statement does not conform to the specific language used in Item 402(s). Specifically, it does not indicate that you have determined that your compensation program is not reasonably likely to result in a material adverse effect on your company. Please advise us as to whether you have made this determination pursuant to Item 402(s). If so, please describe to us the process you undertook to reach that determination.

Response: The Company advises the Staff that prior to the filing of the Company’s Definitive Proxy Statement on Schedule 14A the Company considered its compensation policies and practices for its employees and concluded that the policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on the Company. This conclusion was based on the assessment performed by the Company’s management and was reviewed by the Compensation Committee of the Company’s Board of Directors. In reaching the conclusion that the Company’s compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on the Company, the following factors were considered:

•	The Company’s overall compensation system and approach to goal setting, setting of targets with payouts at multiple levels of performance, and evaluation of performance results includes sufficient subjective components so as to enable the Company to ensure that compensation policies and practices are aligned with long-term benefit to the Company’s shareholders;

•	The Company’s allocation of compensation among base salary and short and long-term compensation target opportunities balances short-term incentives with long-term results in such a way as to not encourage excessive risk-taking and has the effect of diversifying the risks associated with any single element of performance;

•	With respect to the Company’s incentive compensation programs, although the corporate performance metrics that determine payouts for certain business segment leaders are based in part on the achievement of business segment metrics, the metrics that determine payouts for the Company’s executive officers are Company-wide metrics only, thereby minimizing the compensation incentive risks associated with the performance of any single line of the Company’s business;

•	The mix of equity award instruments used under the Company’s long-term incentive program diversifies the incentives for employees to act consistently with both shorter-term and longer-term objectives; and

•	The multi-year vesting of the Company’s equity awards and its share ownership guidelines properly account for the time horizon of risk and align the interests of employees with the interests of long-term shareholders.

Accordingly, no disclosure related to the Company’s compensation policies and practices for its employees was required pursuant to Item 402(s). Where applicable in future filings, the Company will provide appropriate disclosures pursuant to Item 402(s) if the Company determines that the risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

*   *   *   *   *   *   *

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Assistant Treasurer at (781) 917-0600.

Sincerely,

ALTRA HOLDINGS, INC.

By: /s/ Glenn E. Deegan
Glenn E. Deegan
Vice President, Legal and Human Resources, General Counsel and Secretary